April 9, 2012

To Our Shareholders:

2011 was a year of significant growth and achievement for Norsat.  We commenced the year in strong financial position, accumulated from over four years of profitably responding to growing demand from our US military customers. However, by late 2010 we had begun to anticipate a softening in this market as a result of looming US budget issues. We made the decision to diversify our business, while still remaining true to our mission and our vision of providing communications solutions in remote and austere environments. Consistent with our revised strategy, we began to focus on expanding into new markets and into new market verticals, especially in the commercial sector. We also sought out opportunities for both organic and acquisition-based growth, and we focused our R&D investment into product development that supports our objectives.

Operational Highlights

Our first major achievement in 2011 was acquiring Sinclair Technologies (“Sinclair”), a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Completed on January 21, the acquisition immediately diversified our product offering and positioned us in commercial markets, while also providing an excellent cultural and strategic fit with our existing business.  Like Norsat, Sinclair is known for delivering superior products that can withstand severe elements and for providing customers with the latest technologies. Sinclair’s diverse range of products include Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories. These products are used extensively in public safety and national security communication networks, corporate and commercial communication networks, natural resource management communications systems, road, rail, air, marine and heavy transport communication systems, and specialized network applications. To date, we have substantially completed our integration of the Sinclair business, and have already realized some modest cost efficiencies. We have also identified a number of synergistic revenue opportunities that we will pursue in 2012.

The 2011 year also saw us leverage some existing knowledge into a valuable new contract. Two years earlier, we had carried out a pilot project for remote villages in Africa where we connected businesses, homes, schools and hospitals using Wi-MAX.  In 2011, we were able to take this experience, and using a very similar technology, secure a CDN $3.5 million satellite-based communications network and services contract from the First Nations’ Emergency Services Society of British Columbia (“FNESS”). As part of this contract, we provided enhanced broadband access to over 2,700 residents living in 17 remote First Nations communities in British Columbia. The project involved bringing satellite signals into each of the communities and then connecting to individual homes using Wi-MAX or ruggedized Wi-Fi to provide internet, e-education, e-health services and video conferencing.

In August 2011, we were awarded a $1.3 million satellite-based communications equipment and services program from NATO’s Consultation, Command and Control Agency (“NATO”), bringing the total number of military organizations that we serve to 15. This contract involved providing equipment to help solve challenging communication issues in theatre in Afghanistan, and required critical design and product customization. The contract win not only supported our product development initiatives, but also reaffirmed our expertise in the rapidly growing market for deployable terminals. In addition, we were able to showcase our cutting edge products to 28 NATO Member nations with the potential for further sales opportunities to them under the program.

We also introduced several promising new products within our Satellite Solutions business in 2011. These included multi-band versions and a High Definition-capable version of our GLOBETrekkerTM portable satellite news gathering system. We also launched a multi-band version of the RoverTM ultra-portable satellite terminal and a smartphone version of LinkControl 7, which allows our satellite terminals to be controlled via smartphone.  We are targeting these advanced and highly differentiated products to high-end commercial customers in the utilities, transportation, oil and gas industries, and to other industries that have an ongoing need for communications in remote and austere environments.

Financial Highlights

Our 2011 financial results directly benefitted from our strategies, with revenue growing 90% and EBITDA(1) increasingly by 46%. The Sinclair acquisition was the key factor in this growth, contributing $20.2 million in revenues for the year, and achieving margins that were above Sinclair’s historical norms. In addition, we saw solid demand across all our markets and a particularly strong contribution from our transportation products in 2011.

(1)

EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Our Satellite Solutions segment had a more challenging year with cuts in US military spending resulting in reduced order activity from our largest traditional market.  We were able to offset part of this impact with the win of the new FNESS and NATO contracts discussed above.  We recognized revenue of approximately $1.6 million from these contracts in 2011 with the balance to be recognized between now and 2014.  Margins for this segment were adversely affected by the cuts in US military spending and by the resulting change in our product mix, with a reduction in hardware sales and a higher proportion of lower-margin air time revenue.

Our Microwave Products segment, which delivers products that receive and/or transmit microwave radio signals from/to satellites and convert the signals into forms suitable for audio, video, or digital processing, generated sales of $8.4 million in 2011 compared to $8.5 million in 2010, along with stable margins. This is a mature segment and with our estimated market share of approximately 80%, we see Microwave Products as a steady performer with modest growth opportunities.

Our Maritime Solutions segment, which delivers satellite solutions for the commercial, recreational and military maritime markets, benefited from our increased sales and marketing efforts during the year. Sales from this division increased to $0.9 million in 2011, up from $0.4 million in 2010.

As we anticipated, our overall gross margin for 2011 declined as we moved into higher volume, but lower-margin commercial products. For the year ended December 31, 2011, gross margin was 44%, compared to 47% in 2010. However, EBITDA(1) increased by 46%, or $1.3 million, reflecting the positive impact of the Sinclair acquisition, partially offset by weaker EBITDA results from some of our other segments as a result of changes in our product mix and higher production costs.

Pursuing Sustained, Profitable Growth

Going forward, we believe we are positioned to achieve sustained profitable growth over the long term.

Prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications.  These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space.  In particular, we anticipate attractive growth opportunities in our Satellite Solutions business where we have seen increased proposal activities and in our Remote Network Solutions segments, where the markets we are targeting are relatively new or even untapped.

We believe that long-term prospects for the RF antenna and filter industries also remain strong.  While demand for specific product lines can be cyclical depending on network deployment trends, and the market is generally considered to be mature, our Sinclair products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

Demand in our Microwave Products and Maritime Solutions segments is expected to remain stable given that these are mature markets and we already have a strong market position within them.

In the near-term, we anticipate that the key factors affecting our revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, we believe that competition in the satellite industry will continue to intensify, as more companies focus on opportunities in the satellite terminal market. Given these anticipated competitive pressures, our focus on establishing new revenue opportunities will remain important to us, and we will continue to leverage our strengths as we explore new opportunities.

Leveraging Our Strengths

Norsat’s primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat and Sinclair products and our strong after-sales support infrastructure.  We intend to leverage these strengths as we enter new geographic markets, strengthen our reach in existing markets, broaden our customer base, and expand into new market verticals.

As an example of the opportunities we are pursuing, we recently established a new business segment called Norsat Power Solutions. This new business unit will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. We believe Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat/Sinclair customer relationships, especially in the utility and rail sectors. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of ongoing monitoring or service requirements, and through regular upgrade and renewal cycles. The development of new recurring revenue streams is one of our ongoing strategic objectives.

On the product development front, we intend to continue focusing on innovative new products that not only enhance our position and reputation with existing customers, but that also help us attract new business opportunities.  We currently see emerging opportunities for low-cost portable satellite solutions, as well as within Sinclair’s RF conditioning products segment.

These initiatives are all part of a balanced growth strategy which will see us support organic growth with continued investment in staffing levels, product introductions and product enhancements, and increased investment in sales and marketing activities. In addition, we will continue to actively pursue acquisitions that support our business strategy. To this end, we are constantly identifying and evaluating potential acquisition candidates. We believe the current recessionary trends, coupled with Norsat’s strong financial position and capital structure, have created excellent conditions for growth through strategic acquisition. Accordingly, we are optimistic that we can close on at least three deals during the next five years, provided they meet our strict criteria to provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

Overall, I am genuinely pleased with the achievements made in 2011 and enthusiastic about our prospects moving forward. This is an exciting time of change and growth for Norsat. I would like to thank our employees for their energy, ideas and hard work, and my fellow Directors for their insight and wise counsel. I also want to thank you, our shareholders, for your continuing confidence in us as we pursue our goal of being the world’s premier provider of communications solutions for remote and austere regions.

Please Join Us

In closing, on behalf of our Board of Directors, management and employees, I invite you to attend Norsat International Inc.’s Annual General and Special Meeting of Shareholders to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver BC, Canada on Wednesday May 9, 2012 at 2:00 p.m. (Vancouver time).

The items of business to be considered at this Meeting are described in the accompanying Notice of Annual General Meeting of Shareholders and Information Circular.

During the Meeting, we will also review Norsat’s business during fiscal 2011 and our plans for the future. You will also have an opportunity to ask questions and to meet some of the Directors and Executives of the Company.

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy.

We look forward to seeing you.

Sincerely,

Amiee Chan

Director, President and Chief Executive Officer